UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission File Number 1-12981

Solidstate Controls, Inc.

Hourly Employees’ (CWA) Retirement Plan

(Full title of the plan)

AMETEK, Inc.

1100 Cassatt Road, P.O. Box 1764

Berwyn, Pennsylvania 19312-1177

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2011 and 2010

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan

Statements of Assets Available for Benefits

(Unaudited)

	December 31,
	2011	2010
Assets:
Investments	$1,818,942	$1,616,776
Investment in the AMETEK, Inc. Master Trust	477,919	429,060

Total investments, at fair value	2,296,861	2,045,836

Receivables:
Employer contributions	157,292	90,537
Participant contributions	844	38,198
Notes receivable from participants	208,518	203,547

Total receivables	366,654	332,282

Assets reflecting investments at fair value	2,663,515	2,378,118
Adjustment from fair value to contract value for Common Collective Trust	(21,160)	(15,105)

Assets available for benefits	$2,642,355	$2,363,013

See accompanying notes.

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan

Statements of Changes in Assets Available for Benefits

(Unaudited)

	Year Ended December 31,
	2011	2010
Additions:
Contributions:
Employer	$157,292	$128,735
Participant	92,374	75,122

	249,666	203,857

Investment income:
Net (depreciation) appreciation in fair value of investments	(19,537)	103,738
Interest and dividend income from investments	47,149	39,853
Plan interest in the AMETEK, Inc. Master Trust	31,707	154,815

	59,319	298,406

Interest income on notes receivable from participants	8,867	8,960

Total additions	317,852	511,223
Deductions:
Benefits paid to participants	(38,510)	(49,401)

Net increase	279,342	461,822
Assets available for benefits:
Beginning of year	2,363,013	1,901,191

End of year	$2,642,355	$2,363,013

See accompanying notes.

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan

Notes to Financial Statements

December 31, 2011

(Unaudited)

1. Description of the Plan

General

The following description of the Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan (the “Plan”) provides only summarized information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions, copies of which may be obtained from AMETEK, Inc. (“AMETEK”, the “Company” or the “Plan Sponsor”).

The Plan is a tax-deferred 401(k) defined contribution savings plan which provides eligible employees (whose employment is governed by the terms of a collective bargaining agreement with the Communications Workers of America (CWA)) of Solidstate Controls, Inc., an opportunity to invest a portion of their compensation, as defined by the Plan, in one or a combination of investment programs. See Note 3.

Participant Eligibility

A Solidstate Controls, Inc. CWA employee, who is not specifically an ineligible employee as defined by the Plan, shall become a participant in the Plan as of the first day of a fiscal quarter beginning after the completion of one year of service.

Contributions

Each year, participants have an opportunity to invest up to 16% (maximum 6% before tax and maximum 10% after tax) of their annual compensation, as defined by the Plan, in multiples of one percent, except for certain highly compensated participants who may be subject to certain regulatory limitations. Certain groups of participants have an opportunity to invest catch-up contributions up to Internal Revenue Service (“IRS”) annual limits. Participants may also contribute amounts representing rollovers from other qualified plans. Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options on a daily basis. The qualified default investment is the Vanguard Wellington Fund until the participant changes their elections. Effective February 29, 2012, the Plan added the Vanguard Target Retirement Date Funds, which became the new qualified default investment alternative. See Note 8.

The Plan provides for AMETEK contributions equal to 50% of compensation contributed by each participant, up to a maximum percentage ranging from 1% to 6% of the participants’ compensation as determined by the terms of the collective bargaining agreement. Matching Company contributions are credited to participants’ accounts typically on an annual lump sum basis and are allocated in the same manner as that of the participant’s elections. However, the Company may make its matching contribution payment to the Plan at any time prior to the due date prescribed by law for filing the Company’s federal income tax return for that Plan year.

The Plan has a retirement feature for eligible participants, whereby the Company makes contributions to the Plan on behalf of such participants at a rate of $0.75 and $0.70 for each hour that an active participant is paid compensation in 2011 and 2010, respectively. Participant contributions under the retirement feature of the Plan are not permitted. Investment programs and transfer and exchange privileges available under the retirement feature are the same as for the savings feature under the Plan.

Forfeited Company contributions, which are insignificant in amount, are used to reduce future employer retirement feature contributions or to pay Plan administrative expenses.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan net earnings. Allocations are based on participant earnings and/or account balances, as defined. The benefit to which a participant is entitled is the balance in the participant’s vested account.

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan

Notes to Financial Statements

December 31, 2011

(Unaudited)

1. Description of the Plan (continued)

Vesting

Participants are fully vested at all times in participant contributions. Employer matching contributions and related earnings and employer retirement feature contributions and related earnings are fully vested after three years of service.

Participant Loans

Participants may borrow a minimum of $1,000 or up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may have up to two loans outstanding at any time, although only one loan may be for a primary residence, the sum of which may not exceed the maximum allowable under the Plan. Loan origination fees are paid by participants and are included in the gross loan distribution amount. Repayment terms of the loans are generally limited to no longer than 60 months from inception or for a reasonable period of time in excess of 60 months for the purchase of a principal residence, as fixed by the Plan. The loans are secured by the balance in the participant’s account and bear interest at rates established by the Plan, which approximate rates charged by commercial lending institutions for comparable loans. Interest rates on loans outstanding at December 31, 2011 and 2010 ranged between 4.25% and 9.25%, respectively. Principal and interest is paid ratably through payroll deductions.

Master Trust

The AMETEK Stock Fund of certain employee savings plans of AMETEK are combined under the AMETEK, Inc. Master Trust (“Master Trust”) agreement with the Vanguard Fiduciary Trust Company (“Trustee”). Participating plans purchase units of participation in the AMETEK Stock Fund based on their contributions to such fund along with income that the fund may earn, less distributions made to the plans’ participants. A small portion of the AMETEK Stock Fund may also be invested in short-term securities to help accommodate daily transactions.

The Plan limits the amount a participant can invest in the AMETEK Stock Fund to encourage diversification of participants’ accounts. Each payroll period and for other qualified plan rollover contributions, a participant can direct up to a maximum of 25 percent of their contributions in the AMETEK Stock Fund. In addition, a participant may not transfer amounts from other investment funds into the AMETEK Stock Fund to the extent the transfer would result in more than 25 percent of the participants’ total account balance being invested in the AMETEK Stock Fund. The Plan has implemented a dividend pass through election for its participants.

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Savings and Investment Committee directs the Trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

The Plan’s interest in the assets of the Master Trust was less than one percent at both December 31, 2011 and 2010. The value of the assets held by the Master Trust was $57,098,632 and $54,855,739 at December 31, 2011 and 2010, respectively.

A summary of the investment income for the assets held by the Master Trust was as follows:

	Year Ended December 31,
	2011	2010
Net appreciation in fair value of investment	$3,873,330	$19,288,304
Interest and dividend income on investment	203,315	153,872

Total investment income	$4,076,645	$19,442,176

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan

Notes to Financial Statements

December 31, 2011

(Unaudited)

1. Description of the Plan (continued)

Payment of Benefits

On termination of service, death, disability or retirement, a participant may receive a qualified joint and survivor annuity, a direct rollover or a lump-sum amount equal to his or her vested account. When a participant attains age 59 1/2 while still an employee, he or she can elect to withdraw a specified portion of his or her vested account balance without incurring an income tax penalty. Also, in certain cases of financial hardship, a participant may elect to withdraw up to a specified portion of his or her vested account balance, regardless of age. All plan withdrawals and distributions require spousal consent.

Administrative Expenses

Except for loan origination fees, the expenses of administering the Plan are payable from the Plan’s assets, unless the Company elects to pay such expenses. From inception of the Plan to the present, the Company has elected to pay such expenses directly.

Plan Termination

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA and applicable labor agreements. In the event of Plan termination, each participant’s account would become fully vested and each participant will receive the value of his or her separate vested account.

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan

Notes to Financial Statements

December 31, 2011

(Unaudited)

2. Summary of Significant Accounting Policies

Basis of Financial Statements

The accompanying financial statements are unaudited because the number of participants in the Plan is fewer than the number of participants which would require audited financial statements under ERISA. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes, and supplemental schedule. Actual results could differ from those estimates and assumptions.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are paid from participants’ accounts. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market fluctuation and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. See Note 4.

Investments in shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Money market and short-term investments are carried at the fair value established by the issuer and/or the trustee. The AMETEK Stock Fund is valued at its year end unit closing price.

The Plan invests in investment contracts through a common collective trust (Vanguard Retirement Savings Trust). This fund is recorded at fair value, which is based on information reported by the issuer of the common collective trust at year end. See Note 4. However, since these investment contracts are fully benefit-responsive, an adjustment is reflected in the statements of assets available for benefits to present these investments at contract value. The contract value of the Vanguard Retirement Savings Trust represents contributions plus earnings, less participant withdrawals and administrative expenses. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Purchases and sales of investments are reflected on trade dates. Realized gains and losses on sales of investments are based on the average cost of such investments. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan

Notes to Financial Statements

December 31, 2011

(Unaudited)

3. Investment Programs

At December 31, 2011 and 2010, the Vanguard Fiduciary Trust Company was the Trustee and a party-in-interest to the Plan.

As of December 31, 2011, a participant may direct contributions (up to certain specified limits) in any of the following investment options:

•	AMETEK Stock Fund
•	Vanguard Retirement Savings Trust
•	Registered investment companies:
•	Vanguard Total Bond Market Index Fund(1)
•	Vanguard LifeStrategy Funds
•	Vanguard Wellington Fund
•	Vanguard Windsor II Fund(2)
•	Vanguard PRIMECAP Fund(2)
•	Vanguard Small-Cap Index Fund(2)
•	Vanguard 500 Index Fund(2)
•	Vanguard Emerging Markets Stock Index Fund(3)
•	BlackRock Inflation Protected Bond Fund(1)
•	Keeley Small Cap Value Fund(2)
•	Thornburg International Value Fund(3)
•	Wells Fargo Advantage Discovery Fund(2)

(1)	Represents Fixed-Income Securities Level 1 investments. See Note 4.
(2)	Represents Domestic Equities Level 1 investments. See Note 4.
(3)	Represents International Equities Level 1 investments. See Note 4.

Participants may change their investment options or transfer existing account balances to other investment options daily.

The fair values of individual investments that represent five percent or more of the Plan’s assets are as follows:

	December 31,
	2011	2010
Vanguard Retirement Savings Trust (stated at contract value)	$435,388	$368,410
Vanguard Total Bond Market Index Fund	321,656	286,603
Vanguard 500 Index Fund	212,515	205,024
Vanguard Wellington Fund	193,489	152,782
Vanguard LifeStrategy Growth Fund	184,487	171,653

During 2011 and 2010, the Plan’s investments (including gains and losses on investments bought, sold, as well as, held during the year) in registered investment companies (depreciated) appreciated in value ($19,537) and $103,738, respectively.

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan

Notes to Financial Statements

December 31, 2011

(Unaudited)

4. Fair Value Measurements

The Plan utilizes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Plan’s own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The AMETEK Stock Fund held by the Master Trust is considered a level 2 investment within the fair value hierarchy.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	December 31, 2011
	Total	Level 1	Level 2
Vanguard Prime Money Market	$15,774	$15,774	$—
Fixed Income Securities(1)	359,838	359,838	—
Vanguard LifeStrategy Funds(2)	396,747	396,747	—
Vanguard Wellington Fund(3)	193,489	193,489	—
Mutual Funds—Domestic Equities	356,481	356,481	—
Mutual Funds—International Equities	40,065	40,065	—
Vanguard Retirement Savings Trust(4)	456,548	—	456,548

Total Investments (excluding Master Trust) at Fair Value	$1,818,942	$1,362,394	$456,548

	December 31, 2010
	Total	Level 1	Level 2
Vanguard Prime Money Market	$16,232	$16,232	$—
Vanguard Total Bond Market Index Fund(1)	286,603	286,603	—
Vanguard LifeStrategy Funds(2)	360,676	360,676	—
Vanguard Wellington Fund(3)	152,782	152,782	—
Mutual Funds—Domestic Equities	366,274	366,274	—
Artio International Equity Fund	50,694	50,694	—
Vanguard Retirement Savings Trust(4)	383,515	—	383,515

Total Investments (excluding Master Trust) at Fair Value	$1,616,776	$1,233,261	$383,515

(1)	This category includes investments primarily in U.S. and international government and corporation bonds designed to minimize the adverse effects of interest rate fluctuations. There are currently no redemption restrictions on these investments.
(2)	This category includes investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. These registered investment company funds share a common goal of first growing and then later preserving principal and contain a mix of primarily U.S. and international stocks, plus U.S. Treasury and corporate bonds. There are currently no redemption restrictions on these investments.
(3)	This category includes registered investment company funds that are designed to try and outperform market returns with moderate movements in share values through a mix of primarily fairly large, well-known U.S. stocks and U.S. Treasury bonds. There are currently no redemption restrictions on these investments.
(4)	This category includes investments primarily in synthetic investment contracts backed by high-credit-quality fixed-income investments issued by insurance companies and banks structured to provide current and stable income. There are currently no redemption restrictions on these investments.

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan

Notes to Financial Statements

December 31, 2011

(Unaudited)

5. Income Tax Status

The Plan has received a determination letter from the IRS dated June 10, 2010, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2008.

6. Differences Between Financial Statements and Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Plan’s Form 5500:

	December 31,
	2011	2010
Assets available for benefits per the financial statements	$2,642,355	$2,363,013
Adjustment from contract value to fair value for Common Collective Trust	21,160	15,105

Assets available for benefits per Form 5500	$2,663,515	$2,378,118

The following is a reconciliation of total additions per the financial statements to total income per the Plan’s Form 5500 for the year ended December 31, 2011:

Total additions per the financial statements	$317,852
Add: Adjustment from contract value to fair value for Common Collective Trust at December 31, 2011	21,160
Less: Adjustment from contract value to fair value for Common Collective Trust at December 31, 2010	(15,105)

Total income per Form 5500	$323,907

7. Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures (“ASU 2010-06”). ASU 2010-06 provides amendments that clarify existing disclosures and require new disclosures related to fair value measurements, providing greater disaggregated information on each class of assets and liabilities and more robust disclosures on transfers between levels 1 and 2, and activity in level 3 fair value measurements. The Plan adopted the applicable provisions within ASU 2010-06 effective January 1, 2010. The Plan adopted the level 3 disclosure requirements of ASU 2010-06 effective January 1, 2011. The adoption of ASU 2010-06 did not have a significant impact on the Plan’s fair value disclosures.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). ASU 2011-04 amendments result in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and International Financial Reporting Standards (“IFRSs”). The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Plan has evaluated ASU 2011-04 and does not expect its adoption will have a significant impact on the Plan’s financial statements.

8. Subsequent Event

Effective February 29, 2012, the Plan added the Vanguard Target Retirement Date Funds, which became the new qualified default investment alternative. All new employees hired on or after March 1, 2012 who do not direct their investments will be defaulted into the age appropriate Vanguard Target Retirement Date Fund.

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan

EIN 14–1682544 Plan #050

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

(Unaudited)

	Description of investment, including
	maturity date, rate of interest,	Current
Identity of issue, borrower, lessor or similar party	collateral, par, or maturity value	Value
Vanguard Retirement Savings Trust*	Common/Collective Trust	$456,548
Vanguard Total Bond Market Index Fund*	Registered Investment Company	321,656
Vanguard LifeStrategy Conservative Growth Fund*	Registered Investment Company	117,212
Vanguard LifeStrategy Growth Fund*	Registered Investment Company	184,487
Vanguard LifeStrategy Moderate Growth Fund*	Registered Investment Company	95,048
Vanguard Wellington Fund*	Registered Investment Company	193,489
Vanguard Windsor II Fund*	Registered Investment Company	39,338
Vanguard PRIMECAP Fund*	Registered Investment Company	45,743
Vanguard Small-Cap Index Fund*	Registered Investment Company	29,087
Vanguard 500 Index Fund*	Registered Investment Company	212,515
Vanguard Emerging Markets Stock Index Fund*	Registered Investment Company	1,745
Vanguard Prime Money Market Fund*	Registered Investment Company	15,774
BlackRock Inflation Protected Bond Fund	Registered Investment Company	38,182
Keeley Small Cap Value Fund	Registered Investment Company	13,289
Thornburg International Value Fund	Registered Investment Company	38,320
Wells Fargo Advantage Discovery Fund	Registered Investment Company	16,509

	Total investments	1,818,942

Notes Receivable from Participants*	Interest rates ranging from 4.25% to 9.25%	208,518

		$2,027,460

*	Indicates party–in–interest to the Plan.

Historical cost column is not included as all investments are participant–directed.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Savings and Investment Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan
(Name of Plan)

Date: June 25, 2012	By:	/s/ John J. Molinelli
John J. Molinelli
Member, Savings and Investment Committee